Exhibit 99.1

Notice of our 2016 annual meeting of shareholders

You are invited to our 2016 annual meeting:

When

Wednesday, May 11, 2016

8:30 a.m. CST

Where

Cameco Corporation

2121 - 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 14, 2016, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 9 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 7, 2016

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2017 annual meeting is January 9, 2017 and we require advance notice for nominating directors (see page 91 for details).
Access our 2015 annual report and other documents and information online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See page 91 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2015
395,792,522	March 8, 2016
CST Trust Company is our transfer agent and registrar (see page 9 for details).